Mail Stop 3561

July 22, 2008

Morris Goldfarb
Chief Executive Officer
G-III Apparel Group, Ltd.
512 Seventh Avenue
New York, NY 10018

> **Re: G-III Apparel Group, Ltd.**
> **Form 10-K for Fiscal Year Ended January 31, 2008**
> **Filed April 15, 2008**
> **File No. 000-18183**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 1, 2008**
> **File No. 000-18183**

Dear Mr. Goldfarb:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Financial Statements

Notes to Financial Statements

Note D – Acquisitions and Intangibles, F-16

1.   We note your disclosures on F-17 that you used independent appraisers to allocate the purchase price for the Winlit and Marvin Richards acquisitions. Given your references to the use of such experts, please revise your disclosure in future Exchange Act filings to name each valuation expert and file the appropriate consents. As an alternative, you may delete all references to the use of outside valuation firms in future Exchange Act filings.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 12

Components of the Executive Compensation Program, page 13

2.   We note your references on page 13 to "our performance compared to our plan for the year" and "our financial performance" as well as your statement on page 14 that you consider your "overall earnings performance" in determining individual bonuses. These disclosures suggest that you have not provided quantitative disclosure of the terms of the necessary targets to be achieved for your named executive officers to earn their bonuses. In future filings please disclose the specific performance targets used to determine incentive amounts, or provide us with a supplemental analysis addressing why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. The supplemental analysis should be based upon the 2008 proxy statement. In addition, please provide a supplemental analysis to us concerning whether the company's targets for the fiscal year ended January 31, 2009 are expected to be materially different from those of January 31, 2008. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or me at (202) 551-3795 with any other questions.

Sincerely,

John Reynolds
Assistant Director